EXHIBIT 99.2

HIMAX TECHNOLOGIES, INC.

NOTICE OF ANNUAL GENERAL MEETING OF MEMBERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Members (the “Meeting”) of Himax Technologies, Inc., a Cayman Islands company (the “Company”), will be held at 09:30 a.m., Taiwan local time, on August 26th Day, 2020, at Himax Fab 2 (No.15, Zilian Rd., Xinshi Dist., Tainan City, Taiwan) for the following purposes:

1.	To adopt audited accounts and financial reports of the Company for the fiscal year ended December 31, 2019; and

2.	To re-elect Mr. Hsiung-Ku Chen as an Independent Director of the Company; and

3.	To transact any other business properly brought before 2020 AGM.

Members whose names appear on the register of members of the Company as at close of business on July 17th Day, 2020 (“Record Date”) are entitled to vote at the Meeting or any adjournment thereof. A member entitled to attend and vote is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a member of the Company.

Pursuant to the Company’s Amended and Restated Articles of Association, on a poll, every member present in person or by proxy shall be entitled to one vote in respect of each ordinary share held by him on the Record Date.

Please note that the Company’s 2019 annual report has been published on the Company’s website and hard copies of the annual reports of the Company are also available for shareholders upon request. Should you want to obtain a copy of our annual report, you can (1) view the annual report at the Company’s website at https://www.himax.com.tw/investors/financial-information/; (2) notify the Company of your email address if you request for a soft copy; (3) notify the Company of your mailing address if you request for a hard copy. Below please find the Company’s IR contact information:

Email: karen_tiao@himax.com.tw or

Address: Investor Relations, Himax Technologies, Inc.

10F, No. 1, XiangYang Road, Taipei 10046, Taiwan

By Order of the Board of Directors

Jordan Wu
Director, CEO and President

July 14, 2020